Exhibit 99.1

Aurora Cannabis to Strategically Enter the United States with Acquisition of Reliva, LLC A Market Leading Mass Retail CBD Platform

 NYSE | TSX: ACB

  All Share Transaction – Immediately Accretive to Shareholders on an Adjusted EBITDA Basis
  Profitable Today, Reliva Adds Strategic Entry to the U.S. that is Aligned to Aurora's Business Transformation Plan
  Adds Miguel Martin, Veteran International Consumer Packaged Goods Executive to Aurora Management Team
  Reliva Provides Aurora with Top Ranked Retail Hemp-Derived CBD Brand Currently Sold in Over 20,000 Mass Retail U.S. Locations

EDMONTON, May 20, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, and Reliva, LLC ("Reliva") a leader in the sale of hemp-derived CBD products in the United States, are pleased to announce that they have entered into an agreement  pursuant to which Aurora will acquire all of the issued and outstanding membership interests of Reliva. Under the terms of the agreement, members of Reliva will receive approximately US$40 million of Aurora common shares.  The transaction also includes a potential earn-out of up to a maximum of US$45 million payable in Aurora shares, cash or a combination thereof, over the next two years contingent upon Reliva achieving certain financial targets. The structure of the earn-out is designed to align risk and reward between Aurora shareholders and Reliva management to focus on continued strong operational and financial execution. The transaction is expected to close, subject to customary closing conditions, in June 2020. It is anticipated that the transaction will be immediately accretive to Aurora on an Adjusted EBITDA basis, consistent with Aurora's objective to drive towards Adjusted EBITDA profitability in its fiscal first quarter of 2021.

The transaction will combine Aurora's leading Canadian recreational brands, and Canadian and European medical market position with the leading U.S. hemp-derived CBD brand in retail stores. Consistent with the announcement of Aurora's business transformation plan in February 2020, the Company has aligned its U.S. investment strategy with the goals of the transformation plan, namely: financial discipline, operational focus, and strong execution. The transaction represents the culmination of a multi-month strategic evaluation of the U.S. hemp-derived CBD industry. Reliva stood out among a lengthy list of potential partners for its: (1) focus on regulatory, testing and compliance protocols; (2) proven management team with extensive experience selling and marketing regulated consumer packaged goods; (3) deep relationships with critical trade partners that provide a U.S. national distribution footprint; and (4) financial discipline and track record of growth and profitability. Together with Reliva, Aurora is expected to be positioned as a meaningful player in the United States, the world's largest cannabinoid market.

Management Commentary:

"Together, Aurora and Reliva will partner to create an international cannabinoid leader that we believe can deliver robust revenue and profitable growth," said Michael Singer, Executive Chairman and Interim CEO of Aurora. "We have taken the time necessary to carefully assess the Company's entry into the U.S. market and we firmly believe that the combination with Reliva will create significant long-term value as Reliva provides us options to grow in hemp-derived CBD internationally. Similar to Aurora, Reliva has a strong entrepreneurial spirit and successful track record of transforming categories and creating growth brands. We welcome Miguel Martin and his team to Aurora, and look forward to the opportunity to increase our operating scale, international reach, and product and brand diversity as we drive to Adjusted EBITDA profitability. We plan to capitalize on each company's market leadership and sales infrastructure to drive higher revenue growth than either company could independently accomplish."

Miguel Martin, CEO of Reliva commented, "We're excited to join Aurora's leading platform as we combine our highly complementary businesses and brands to build an even stronger company for future international success. We were fortunate enough to be able to choose our long-term partner and believe this partnership provides a significant opportunity to accelerate sales growth for Reliva in the United States and internationally. I am particularly pleased about the benefits that this combination will have for current and future trade partners. With the assistance of Aurora, we believe enhancements to Reliva's innovation, consumer insights and marketing systems will allow our portfolio of hemp-derived CBD products to become even more attractive to retailers and consumers in this exciting new category."

Key Strategic and Financial Highlights:

The transaction will create a large and diversified pure-play international cannabinoid company. Aurora believes the combination will provide the following strategic and financial benefits:

  Immediately Accretive to Aurora Shareholders: Transaction is aligned with Aurora's business transformation plan announced in February 2020 and provides immediate benefit to Aurora's objective to achieve Adjusted EBITDA profitability in the first quarter of fiscal 2021
    Reliva has generated positive EBITDA in the last 12 months ended March 2020
    Transaction is expected to be Adjusted EBITDA accretive to Aurora shareholders in fiscal 2020 and fiscal 2021
    Reliva is debt free
    No capital expenditures or additional working capital investment is currently required
  Addition of Experienced Management Team: The transaction will add a talented U.S. management team, with strong international consumer packaged goods backgrounds and a proven track record of growth, to the core Aurora team
    Management has 40+ years of experience in sales and marketing of regulated consumer packaged goods led by Miguel Martin, a 25 year CPG veteran
      Former President and General Manager of Logic Technology, one of the largest manufacturers of electronic cigarettes
      Former Senior Vice President and General Manager of Altria Sales & Distribution
    Upon closing of the transaction, Reliva's management team will remain in place with Miguel Martin continuing on as President of Aurora USA, and joining the Executive Leadership Team of Aurora, reflecting his commitment and belief in the future success of the combined company
    Reliva's culture is deeply rooted in operating in highly regulated industries and producing and marketing products with high degree of testing and compliance
  Creation of the Leading Global Cannabinoid Platform: The combined company will have a leadership position in the global medical and Canadian recreational cannabis markets along with a leading market position in hemp-derived CBD in the U.S.
    CBD opportunity expected to be as large as US$24 billion at retail in 2025, according to the Brightfield Group
    Reliva ranked #1 in topicals and #2 overall market share according to IRI with product availability in over 20,000 retail locations and via e-commerce
    Creates opportunity to leverage Reliva's leading U.S. brand position into international markets
    Only CBD company in the three largest U.S. wholesale distributors
    Contracts with leading retailers including 8 of the top 20 national convenience store chains
    Positions Reliva at the forefront of the growing sports category supporting Aurora's UFC partnership
      Marketing assets afforded to Aurora through the UFC partnership may eventually support awareness of Aurora/Reliva CBD products
  Combines Aurora's best-in-class scientific and product innovation expertise with Reliva's nation-wide distribution footprint and speed to market experience:
    Portfolio of high quality, rigorously tested and compliant hemp-derived CBD product formats
    Leverage Aurora's existing scientific expertise to further advance cannabinoid product innovation

Advisors

Cowen served as exclusive financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal counsel to Aurora. Saul Ewing Arnstein & Lehr LLP acted as legal counsel to Reliva.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and ROAR Sports. Providing customers with innovative, high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

About Reliva

Reliva is a leader in delivering high quality hemp-derived CBD products to consumers. Built on a philosophy of compliance, testing, product innovation and approachable price points Reliva has grown to become one of the largest retail CBD brands in the U.S. Supported through long-term partnerships with leading national wholesalers and retailers Reliva's products can be found in over 20,000 retail stores. Reliva's management team, which has decades of regulated product experience, is uniquely positioned to manage this dynamic and rapidly growing category. For more information, please visit our website at www.relivacbd.com.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora's business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 10, 2019 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

The Company uses financial measures regarding itself, such as Adjusted EBITDA, that do not have standardized meaning under the International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other entities ("non-IFRS measures"). Further information relating to non-IFRS measures, is set out in the Company's management discussion and analysis for the three and six months ended December 31, 2019 and 2018 under the heading "Cautionary Statement Regarding Non-GAAP Performance Measures" and the "Revenue" section for reconciliation to the IFRS equivalent.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 16:15e 20-MAY-20